SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Announces the Proposal for Modification of the Company’s bylaws" dated on September 12, 2007.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Announces the Proposal for Modification of the Company’s bylaws

September 12, 2007 (05 pages)
For more information, please contact:
Daniel de Andrade Gomes
Telesp, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: dgomes@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo, Brazil – September 12, 2007) Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP) hereby informs Proposal for simplification of the Company’s current bylaws.

X - decide about subscription bonus issuance;

XI - decide, as delegated by the General Shareholders' Meeting, as to the issuance of debentures by the Company: (i) timing of the issuance, (ii) time and conditions for maturity, amortization or redemption, (iii) time and conditions for payment of interest, for profit sharing and for reimbursement premium, if any, (iv) form of subscription or placement, and (v) type of debentures;

XII - decide as to the issuance of promissory notes for public distribution ("Commercial Papers") and as to the submitting the Company's shares to a system of deposit for trading of the respective certificates ("Depositary Receipts");

XIII - authorize the acquisition of shares issued by the Company, for cancellation or custody in the Treasury for subsequent sale;

XIV - authorize the sale of real estate property and assets that are directly linked to public telecommunication services, when operative, as well as constitution of mortgage encumbrances and granting of guarantees for liabilities of third parties;

XV - approve the assumption of any obligation not provided for in the Company's budget for an amount greater than two hundred and fifty million Reais (R$ 250,000,000.00);

XVI - authorize the execution of agreements, not provided for in the Company's budget, for an amount greater than two hundred and fifty million Reais (R$ 250,000,000.00);

XVII - approve investments and acquisition of assets, not provided for in the Company's budget, for an amount greater than two hundred and fifty million Reais (R$ 250,000,000.00);

XVIII - authorize the acquisition of equity participation on a permanent basis in other companies and the encumbrance or sale of equity participation;

XIX - approve the distribution of Interim dividends;

XX - choose or remove the independent auditors;

XXI - indicate or dismiss the Chief Internal Auditor;

XXII - approve the jobs and compensation plan, the Company's rules and workforce, as well as the terms and conditions for collective labor agreements to be executed with unions representing the Company's employees' categories and adherence

X - decide about subscription bonus issuance;

XI - decide, as delegated by the General Shareholders' Meeting, as to the issuance of debentures by the Company: (i) timing of the issuance, (ii) time and conditions for maturity, amortization or redemption, (iii) time and conditions for payment of interest, for profit sharing and for reimbursement premium, if any, (iv) form of subscription or placement, and (v) type of debentures;

XII- decide about the issuance of not convertible debentures, of unsecured type and without real guaranties;

XIII - decide as to the issuance of promissory notes for public distribution ("Commercial Papers") and as to the submitting the Company's shares to a system of deposit for trading of the respective certificates ("Depositary Receipts");

XIV - authorize the acquisition of shares issued by the Company, for cancellation or custody in the Treasury for subsequent sale;

XV - authorize the sale of real estate property and assets that are directly linked to public telecommunication services, when operative, as well as constitution of mortgage encumbrances and granting of guarantees for liabilities of third parties;

XVI - approve the assumption of any obligation not provided for in the Company's budget for an amount greater than two hundred and fifty million Reais (R$ 250,000,000.00);

XVII -authorize the execution of agreements, not provided for in the Company's budget, for an amount greater than two hundred and fifty million Reais (R$ 250,000,000.00);

XVIII - approve investments and acquisition of assets, not provided for in the Company's budget, for an amount greater than two hundred and fifty million Reais (R$ 250,000,000.00);

XIX- authorize the acquisition of equity participation on a permanent basis in other companies and the encumbrance or sale of equity participation;

XX - approve the distribution of interim dividends;

XXI - choose or remove the independent auditors;

XXII - indicate or dismiss the Chief Internal Auditor;

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| to the policy of, or disassociation from, pension plans.<br><br>Sole Paragraph – The sale of real estate property and assets linked to the providing of public telecommunication services, when operative, shall be approved by the Board of Directors case by case; the sale of other assets of the Company, including those related to public telecommunication services that are deactivated and/or inoperable, shall observe the limits, forms and levels of authorization established by an internal normative instrument approved by the Board of Directors, to be implemented by the Executive Officer. | XXIII- approve the jobs and compensation plan, the Company's rules and workforce, as well as the terms and conditions for collective labor agreements to be executed with unions representing the Company's employees' categories and adherence to the policy of, or disassociation from, pension plans.<br><br>Sole Paragraph – The sale of real estate property and assets linked to the providing of public telecommunication services, when operative, shall be approved by the Board of Directors case by case; the sale of other assets of the Company, including those related to public telecommunication services that are deactivated and/or inoperable, shall observe the limits, forms and levels of authorization established by an internal normative instrument approved by the Board of Directors, to be implemented by the Executive Officer. |
| Art. 20 – The Executive officers shall be made up of at least three (3) and at most fifteen (15) members, who may or not be shareholders, who are resident in Brazil, to be elected by the Board of Directors, as follows: (a) Chief Executive Officer; (b) General Executive Officer for Fixed Telephony; (c) Vice-President of Finance and Investor Relations Executive Officer; (d) Other Vice-Presidents without specific assignment.<br><br>Paragraph One – the Board of Directors, which can establish as well specific assignment for the referred offices, will define individual attributions of Vice-Presidents without specific assignment.<br><br>Paragraph Two – One same Director may be elected to accumulate attributions of more than one office on the Executive officers. | Art. 20 – The Executive officers shall be made up of at least three (3) and at most fifteen (15) members, who may or not be shareholders, who are resident in Brazil, to be elected by the Board of Directors, as follows: (a) Chief Executive Officer; (b) General Executive Officer for Fixed Telephony; (c) Director of Finance and Investor Relations Executive Officer; (d) Other Directors without specific assignment.<br><br>Paragraph One – the Board of Directors, which can establish as well specific assignment for the referred offices, will define individual attributions of Directors without specific assignment.<br><br>Paragraph Two – One same Director may be elected to accumulate attributions of more than one office on the Executive officers. |
| Art. 21 – In the event of absences or temporary impediments, it shall be incumbent upon the Chief Executive Officer to designate among the members of the Executive officers his/her substitute as well as of the substitutes for the Vice-Presidents. In the event of a vacancy in an Executive officers office, the respective substitution shall be resolved by the Board of Directors. | Art. 21 – In the event of absences or temporary impediments, it shall be incumbent upon the Chief Executive Officer to designate among the members of the Executive officers his/her substitute as well as of the substitutes for the Directors. In the event of a vacancy in an Executive officers office, the respective substitution shall be resolved by the Board of Directors. |
| Art. 23 – The following are specific incumbencies of the Executive Officer members:<br><br>**A- CHIEF EXECUTIVE OFFICER:**<br><br>1. To represent the Company in and out of court, before shareholders and general public, being able to appoint attorneys-in-fact together with another Executive Officer and appoint representatives, as well as to delegate incumbencies to the other Executive Officers for | Art. 23 – The following are specific incumbencies of the Executive Officer members:<br><br>**A- CHIEF EXECUTIVE OFFICER:**<br><br>1. To represent the Company in and out of court, before shareholders and general public, being able to appoint attorneys-in-fact together with another Executive Officer and appoint representatives, as well as to delegate incumbencies to the other Executive Officers for |

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| implementation of specific acts; | implementation of specific acts; |
| 2. To follow up and supervise implementation of resolutions determined by the Board of Directors; | 2. To follow up and supervise implementation of resolutions determined by the Board of Directors; |
| 3. To establish guidelines and supervise all Company's activities, in special law activities, internal audit, institutional policy, internal and external communication, sponsorships and development of the Company's image; defining its operating strategy; | 3. To establish guidelines and supervise all Company's activities, in special law activities, internal audit, institutional policy, internal and external communication, sponsorships and development of the Company's image; defining its operating strategy; |
| 4. To call meetings of the Executive Officers; | 4. To call meetings of the Executive Officers; |
| 5. To perform emergency acts "ad referendum" of the Executive Officers; | 5. To perform emergency acts "ad referendum" of the Executive Officers; |
| 6. To carry out other assignments that are determined by the Board of Directors. | 6. To carry out other assignments that are determined by the Board of Directors. |
| **B – <u>GENERAL EXECUTIVE OFFICER FOR FIXED TELEPHONY:</u>** | **B – <u>GENERAL EXECUTIVE OFFICER FOR FIXED TELEPHONY:</u>** |
| 1. To manage, coordinate and supervise the Company's operating activities, that may be attributed, to the General Executive Officer for Fixed Telephony, by the Board of Directors; | 1. To manage, coordinate and supervise the Company's operating activities, that may be attributed, to the General Executive Officer for Fixed Telephony, by the Board of Directors; |
| 2. To delegate, when necessary, to other vice-presidents, incumbencies for practice of specific acts; | 2. To delegate, when necessary, to other directors, incumbencies for practice of specific acts; |
| 3. To represent the Company as established in the current bylaws; and | 3. To represent the Company as established in the current bylaws; and |
| 4. To carry out other assignments that are determined by the Board of Directors; | 4. To carry out other assignments that are determined by the Board of Directors; |
| **C - <u>VICE - PRESIDENT OF FINANCE AND INVESTOR RELATIONS EXECUTIVE OFFICER:</u>** | **C - <u>DIRECTOR OF FINANCE AND INVESTOR RELATIONS EXECUTIVE OFFICER:</u>** |
| 1. Establish guidelines and supervise the Company's activities in the economic-finance, accounting areas and management of securities issued by the Company, as well as supervise the management of complementary pension fund; | 1. Establish guidelines and supervise the Company's activities in the economic-finance, accounting areas and management of securities issued by the Company, as well as supervise the management of complementary pension fund; |
| 2. To represent the Company before the Securities Commission –CVM, Stock Exchanges and other inspection agencies of the securities market; | 2. To represent the Company before the Securities Commission –CVM, Stock Exchanges and other inspection agencies of the securities market; |
| 3. To delegate, when necessary, incumbencies to other Vice-Presidents related to the practice of specific acts; | 3. To delegate, when necessary, incumbencies to other Directors related to the practice of specific acts; |
| 4. To represent the Company as established in the current bylaws; and | 4. To represent the Company as established in the current bylaws; and |
| 5. To carry out other assignments that are | 5. To carry out other assignments that are determined by the Board of Directors; |
| | **D - <u>DIRECTORS WITHOUT SPECIFIC</u>** |

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| determined by the Board of Directors; | **ASSIGNMENTS:** |
| **D - <u>VICE-- PRESIDENTS WITHOUT SPECIFIC ASSIGNMENTS:</u>**<br><br>1. To carry out the position and individual assignment determined by the Board of Directors;<br>2. To sign together with another statutory director documents and acts that claim signature of two directors; and<br>3. To represent the Company as established in the current bylaws. | 1. To carry out the position and individual assignment determined by the Board of Directors;<br>2. To sign together with another statutory director documents and acts that claim signature of two directors; and<br>3. To represent the Company as established in the current bylaws. |

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	September 12, 2007	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director